

Quiksilver, Inc. Two Thousand Seven Annual Report

Received SEC

FEB 2 7 2008

Washington, DC 20549



Corporate Headquarters
15202 Graham Street
Huntington Beach, California 92649
Telephone (714) 889-2200

Independent Registered Public Accounting Firm
Deloitte & Touche LLP, Costa Mesa, California

Corporate Counsel
Hewitt & O'Neil LLP, Irvine, California

Annual meeting
10:00 a.m., March 28, 2008

Investor Relations
Integrated Corporate Relations
Westport, Connecticut
Telephone (203) 682-8200

Registrar & Transfer Agent
American Stock Transfer and Trust Co.
New York, New York
Telephone (800) 937-5449

Senior Notes Registrar
Wilmington Trust Company
Wilmington, Delaware
Telephone (302) 636-6396

Form 10-K
A copy of our Annual Report on Form 10-K for the fiscal year ended October 31, 2007 has been filed with the Securities and Exchange Commission. Additional copies of the Annual Report on Form 10-K, including financial statements but excluding exhibits, will be made available without charge to the stockholders *upon written request to* the Company, sent to the attention of Joe Scirocco, Chief Financial Officer at the corporate headquarters.

Market Place
Our common stock trades on the New York Stock Exchange ("NYSE") under the symbol "ZQK." The high and low sales prices of our common stock, as reported by the NYSE for the two most *recent fiscal years, are set forth below.*

		High		Low
Fiscal 2007				
4th quarter ended October 31, 2007	$	15.21	$	12.50
3rd quarter ended July 31, 2007		14.53		12.43
2nd quarter ended April 30, 2007		14.65		11.20
1st quarter ended *January 31*, 2007		15.75		13.43
Fiscal 2006				
4th quarter ended October 31, 2006	$	14.30	$	11.83
3rd quarter ended July 31, 2006		13.49		12.00
2nd quarter ended April 30, 2006		14.80		13.19
1st quarter ended January 31, 2006		14.26		11.34

We have historically reinvested our earnings in our business and have never paid a cash dividend. No change in this practice is currently being considered. Our payment of cash dividends in the future will be determined by our Board of Directors, *considering* conditions existing at that time, including our earnings, financial requirements and condition, opportunities for reinvesting earnings, business conditions and other factors. In addition, under the indenture related to our senior notes and under our principal credit agreement with a bank group, there are limits on the dividends and other payments that certain of our subsidiaries may pay to us, and we must obtain the note holders and bank group's prior consent to pay dividends to our shareholders above a pre-determined amount.

On December 18, 2007, there were approximately 740 holders of record of our common *stock and an estimated* 23,636 beneficial stockholders.

Certifications
In accordance with Section 302 of the Sarbanes-Oxley Act of 2002, we have filed our Chief Executive Officer and Chief Financial Officer 302 certifications as exhibits to *our Annual* Report on Form 10-K for the fiscal year ended October 31, 2007. In accordance with section 303A.12 of the New York Stock Exchange listing standards, we have also filed our NYSE 303A.12(a) Chief Executive Officer certification with the New *York Stock Exchange.*

FSC 100%



Quiksilver, Inc.
Annual Report to Shareholders 2007

Section Page Contents



Quiksilver was born in the late 1960s on the beaches of Southern Australia when two surfers created the original boardshort.



Word about this revolutionary boardshort quickly spread as a new generation of young surfers traveled the globe in search of waves and fun.

A Global Movement /



Quiksilver has developed from a 1970s boardshort company into a multinational apparel and accessory company grounded in the philosophy of youth.

Our mission is to become the leading global youth apparel company;













o maintain our core focus and roots while bringing our ifestyle message of boardriding, independence, creativity nd innovation to this global community. Individual xpression, an adventurous spirit, authenticity and a assionate approach are all part of young people's nindset and are the essence of our brands.

Combine this with the aesthetic appeal of beaches and mountains, and a connection is established that transcends borders and continents. Include thirty-plus years of quality, innovation and style, and you have Quiksilver.


Six Continents
Over Ninety Countries


Fifteen Brands
Two Hundred Thirty Six Million Youths





Global Distribution /


Park City, Utah
Americas Wintersports Headquarters
and Distribution Center
Huntington Beach, California
Global Headquarters and North American
Distribution Center
New York, New York
Retail Showroom
Mexico City, Mexico
Mexican Joint Venture
Sao Paulo, Brazil
Brazilian Joint Venture

Our worldwide distribution centers and global sourcing offices provide the infrastructure to support our sales through all channels of distribution. Our products are distributed through surf shops, snow shops, skate shops, and our proprietary Boardriders Club shops where the environment communicates our brand messages.



St. Jean de Moirans, France
European Wintersports Equipment
Headquarters and Distribution Center
Kowloon, Hong Kong
Global Sourcing Headquarters and
Chinese Joint Venture
Tokyo, Japan
Japanese Office
Torquay, Australia
Asia/Pacific Headquarters
and Australian Distribution
Center
Durban, South Africa
South African Office
St. Jean de Luz, France
European Apparel Headquarters
and Distribution Center

Dear Shareholders /

A Letter From the Chairman of the Board

Fiscal 2007 was both one of the best and one of the most difficult years in the history of our company. Even with a challenging global economic environment and the abnormal winter season, the vast majority of our businesses and core brands performed at a very high level over the course of the year. Our apparel and footwear operations grew at a fast pace as our Quiksilver, Roxy and DC brands continued to expand their reach and grow into new categories. We solidified our management structure and made significant progress in our evolution from a multinational organization into a truly global company. Our branded lifestyle marketing activities continued to set a high standard in our industry and we implemented a number of important initiatives to ensure that we remain true to our roots as the original boardriding lifestyle company. We continued our success in developing innovative and stylish product. As we push forward, we are confident that we will continue to reap the benefits of this work and focus.

For the full fiscal year, our consolidated net revenues grew 10% to $2.4 billion. Excluding special charges that related to our equipment businesses, which were primarily non-cash, our earnings per share would have been $0.57, compared to $0.74 in the prior year. Including the charges and on a U.S. GAAP, basis we incurred the first annual loss in our history as a public company. We are obviously not satisfied with those results and we are dedicated to improving our operating results and financial position. I think it is important to understand that within those totals, revenues from our apparel and footwear brands grew 20% to $2.0 billion and the operating income from those businesses grew by approximately 22%. We are pleased with that part of our performance.

Our Quiksilver brand had another outstanding year. We continued to take a leadership role in the market and raised the profile of what has clearly become an iconic brand. In order to keep that momentum, we continued to develop the operational platform behind the brand. We are very excited about new initiatives to expand our regional presence, and we are moving successfully into Eastern Europe and Central and South America. We're also very enthusiastic about our launch of Quiksilver Womens, which we think can be a globally meaningful business for us.

Roxy also had another excellent year. The power of this brand, which continues to grow at a very fast pace, is undeniable. On its current trajectory, Roxy will soon exceed $1 billion in annual revenue and could become our largest single brand. The Roxy girl, who identifies with an athletic, individualistic and very feminine aesthetic, is a global phenomenon. We have tapped into that spirit to build a tremendous business. As we further evolve Roxy, we remain focused on maintaining our distinct market position and authenticity, while controlling distribution.

Perhaps even more exciting is the growth we've seen with DC, where the strategies of adding apparel and accessories have proven successful. This brand is very quickly becoming iconic in its own right. We have seen continued growth in footwear, the Company's primary product line when we acquired DC Shoes in 2004, but the lifestyle opportunity is rapidly taking shape. Apparel and accessories now comprise about 34% of DC sales and the opportunities are great. The DC brand definitely has an edge to it and is clearly differentiated from our other brands. Operationally, this business has been very meaningful to our company. The design and merchandising strength we brought to the table liberated the apparel opportunity for the brand, but in the same way, DC's incredible footwear expertise has helped us develop increasingly successful assortments of footwear for Quiksilver and Roxy. There is no question that the acquisition of DC lifted us to a new level of capability.

Despite this excellent performance from our apparel and footwear brands, the weather conditions significantly impacted our equipment business, which affected our overall financial performance. Throughout the course of last year, we worked hard to improve the efficiencies in these businesses. We were successful in eliminating redundancy and in consolidating our distribution structure for the Rossignol group of businesses. That work, however, went unrewarded because of market conditions.

You likely know that last winter was one of the warmest on record and the lack of snowfall in Europe and in parts of the United States was unprecedented. This affected every supplier and retailer in the wintersports market. It was perhaps the worst season the industry had ever seen. Across the industry, sales of equipment declined more than twenty percent while we saw an equipment brand sales decline of over $100 million versus the prior year. Also last year, Cleveland Golf, which also was a part of the Rossignol acquisition, contended with a very tough market for golf equipment.

We continue to regard the Rossignol brand as both one of the world's most admired and yet least developed outdoor brands. We continue to believe that, despite the short-term issues associated with last year's ski season, there is a very large and compelling opportunity to transform Rossignol into a powerhouse lifestyle brand with products in a wide range of outdoor sports, apparel and footwear categories, just as we have successfully done in adding new product categories to Quiksilver, Roxy and DC. Still, we certainly recognize that although longer-term opportunities exist, we have a clear need to reduce the risks associated with our equipment businesses. To that end, we will pursue strategic alternatives with respect to these businesses.

Our consumers are passionate and well informed and their view of our brands and our company is of great importance to us. That is why our marketing, which is focused on world-class athletes, a variety of great events and competitions, continues to be an absolutely key part of our success. From the Quiksilver Big Wave Invitational event at Waimea, Bay, Hawaii to the Roxy Pro at the Gold Coast in Queensland, Australia and our DC athletes participation in the Summer X Games in Los Angeles, we maintain a high level of presence in these important events. We also think that athletes like Kelly Slater, Lisa Anderson, Tony Hawk and Danny Way are tremendous ambassadors for our brands and our company and we are incredibly pleased with the consistent excellence they display both in their sports and in their personal lives. Additionally, an increasingly important aspect of our company is a reverence and respect for the outdoors. The Quiksilver Foundation continues to support many global initiatives, including Reef Check and the QuikSCience Partnership between Quiksilver, Inc. and the University of Southern California's Wrigley Institute for Environmental Studies.

As we look ahead to the future of our company, I think our best asset and the key to our success is the incredible talent we've assembled in this company, from the senior management team right on down through the ranks. We have a deep, capable team that loves what it does and which is committed to the growth and development of what we all consider a very special company. We have an opportunity to take significant strides forward in fiscal 2008. We believe that our apparel and footwear brands will remain very strong and that we'll see improvement in our equipment businesses. At the same time, we will still see some carryover effects of last years ski season and are cautious about more recent weakness in consumer spending. Also, we will pursue a strategic transaction to reduce our equipment exposure and pay down debt.

One thing I can say with absolute certainty is that we will leave no opportunity to improve our company unexamined or unconsidered. We understand what needs to be done and, with a little time and hard work, we will improve our situation. This company has a long track record of building value and we will not put that at undue risk. We remain dedicated to driving value to our shareholders and focused on the initiatives that will enable us to do so.

Sincerely,

Robert B. McKnight, Jr.
Chairman of the Board





Dear Shareholders /

A Letter From the President

The challenges of fiscal 2007 clearly demonstrated some of our greatest strengths and, at the same time, exposed areas of our business in which we need to continue to reduce unexpected risk. The strength of our brands and our brand building strategy is clear and compelling. Strategically, we've identified a variety of ways in which to continue to leverage our momentum and are excited for the variety of new categories and territories that we'll be entering and further developing in the year ahead. In order to ensure that the growth we'll see in these areas is accompanied by optimized returns, we are working hard to achieve improvements in our operating margins principally through a new global sourcing initiative, but also through expense control.

In April of last year, our senior management team traveled the country to meet with our largest investors. We shared the belief that we need to address the volatility, the capital requirements and the margin dilution associated with the equipment business, which in the prior year comprised 22% of our consolidated revenue. We promised to do something about it and made it clear that we would explore every opportunity to reduce our exposure to the hardgoods business in order to protect our financial performance. We took the first step to do so by selling Cleveland Golf. This great up-and-coming brand, despite its opportunity, was clearly a non-core asset for us. The sale, which closed in December of 2007, generated over $100 million of net cash, eliminated significant losses from our operations and reduced our equipment exposure by roughly 6% of consolidated revenue or more specifically 30% of our total equipment business.

As we move into 2008, we have four key goals for the year, centered on striking the right balance between investing for growth and managing the business for cash. First, we will continue with our strategies to drive growth in our core apparel and footwear businesses. We will continue to fully support these brands with marketing initiatives and strategic investments to expand and contro[l] our channels of distribution, our geographies and our product assortment. Second, we will continue with our plan to improve efficiencies and cost savings to highly benefit gross margin. Third, we plan to significantly reduce the losses from our equipment businesses.

3ecause of the timing of our year-end, which splits the ski season, our 2008 results will continue to be affected by prior market conditions; however, we believe that we can cut the losses of these businesses in half in fiscal 2008. At the same time, we are pursuing strategic alternatives to more aggressively reduce our exposure to these businesses. Finally, we are focused on reducing our debt and significantly improving our leverage ratio. Any proceeds from sales transactions will be used for this purpose.

This past year, in the Americas, revenues grew 16% to $1,092 million. The apparel and footwear businesses grew by 21% to $991 million. Excluding the non-cash impairment charges, operating income in the Americas segment was $103.7 million. It's worth noting that because we source equipment for the US market in Europe, the strength of the Euro, which increased 9% in fiscal 2007, created some incremental margin pressure in this business. The strength in the apparel and footwear businesses were driven by increased penetration and new product introductions for each of the apparel and footwear brands in existing markets. Ongoing gains here in the US should continue to be supplemented by growth in Canada and in a number of markets in Central and South America.

In Europe, which saw the brunt of the tough ski market, overall revenues increased by 7% to $1,070 million. The apparel and footwear businesses, however, grew by 22% to $807 million. Excluding non-cash impairment charges in Europe, operating income was $86.0 million in this segment. Europe, therefore, is fundamentally strong and we are pleased with the underlying health of our business and future opportunities there. We are excited to be pushing our core apparel and footwear businesses into key markets in Eastern Europe, which are exciting and developing markets for us.

Finally, our Asia/Pacific business grew by 2% to $259 million, with $16.2 million of operating income, excluding impairment charges. That market continues to turn a corner and is showing signs of an improved 2008. Asia remains a staggering potential growth opportunity for our brands and we are proceeding very purposefully in each of the major markets.

Globally, for the full year, Quiksilver brand revenues increased 15% to $853 million, Roxy grew 16% to $749 million, and DC was up 52% to $354 million. Opportunity abounds for each brand and our bookings for the Spring season have been very good. Although these three brands now represent over $1.95 billion of sales, they have great potential for additional growth.

This past year, we continued to develop and grow our retail operations. We opened 130 stores around the world to close the year with 406 company-owned retail stores. With an additional 263 licensed stores around the globe, we have one of the most vibrant direct to consumer businesses in the industry. With the launch of our E-commerce platform in Europe and America, we began an online sales initiative to bring our brands and our products right into our consumers' homes. We think we can be very successful in this initiative and we are excited about the prospects that retail development continues to hold for our various brands and businesses.

While a return to better levels of consolidated profitability will be driven in large part by the pace of improvement in the equipment businesses, we are excited about our global sourcing initiative for the apparel and footwear businesses. We have added resources to develop an internal capacity for global sourcing that previously did not exist in our company. We are consolidating our vendor base and rationalizing our style counts in a drive for greater productivity and profitability. Because of the long cycle time in our industry, much of this effect will not be seen in margins until the latter part of fiscal 2008. But our teams now have specific operational goals and incentives against which they will execute this important initiative. We are also positioning our business to achieve greater expense leverage in the years ahead.

While it occurred after our fiscal year end, we were pleased to repay a significant amount of indebtedness with the sale of Cleveland, which brought in over $100 million in net cash. We have not yet concluded our strategic process to reduce our exposure to the equipment operations, but we will continue to review our options in this regard. Each of our brands has an excellen and differentiated position in the marketplace and is capable of growth and expansion. At the same time, we recognize the need to pace the speed of our investment to ensure prudent management of our balance sheet. Our management is clearly focused on this key objective, which is supported by specific incentives for debt reduction and working capital management, and will help enable our future business and brand success. This is part of striking the balance between investing for growth and reducing debt.

In the final analysis, when you have a difficult year, as we clearly did, you learn a lot about your people, your operating structure and your opportunities. Our people have shown, once again, that they are very talented and dedicated. We will continue to refine our operating structure to reflect the lessons we've learned and capitalize on our opportunities. Every person in every office of the company around the world is energized to drive improved performance in the year ahead and is very cognizant of the value that we are mandated to drive to our shareholders.

Sincerely,

Bernard Mariette
President





Our Brands and Products


PHYSICAL GRAFFITI


QUIK
SILVER

Quiksilver, the trailblazing guide to boardriding culture, is committed to providing tools for uncovering, expressing and expanding your personal style. Our mission is to foster the sense of individual expression and excitement - the stoke that is the essence of boardriding. We're also here to spread the word because the only thing better than finding stoke is sharing it.

Boardriding is about timing and style. It's youthful, active, casual and free flowing. There is no wrong way to ride a board. The goal is simply to learn, progress, improve and give it your own interpretation.

YOUNG GUNS




JULIAN
WILSON
QUIKSILVER




KELLY
SLATER


TONY
HAWK


QUIKSILVER


TRAVIS
RICE






COLLIN
HARRINGTON
QUIK
SILVER










QUIK
SILVER


BOYS







With its core in board sports, ROXY is the leading fashion brand that expresses the coastal and mountain casual lifestyle. Launched in 1990 as Quiksilver's swimwear line, ROXY became a worldwide phenomenon in 1994 with the invention of the women's boardshort and the meteoric rise of its first sponsored athlete, four-time world champion Lisa Andersen.

ROXY is synonymous with women's surfing, and now the brand is making an unprecedented run on the mountain. The ROXY surf team is the best in the world, with superstars like 2005 world champion Chelsea Georgeson, 2004 world champion Sofia Mulanovich and NSSA record-breaker Carissa Moore. With the addition of ROXY Ski in 2005, ROXY Snow became the world's first women-only snowboard/ski/apparel brand, boasting the first unified all-women team, including Olympic medalist snowboarder Kjersti Buaas, World Cup champion and X games gold medalist snowboarder Torah Bright and X Games gold medalist freestyle skier and ESPY award winner Sarah Burke. ROXY professional event sponsorship offers some of the highest prize purses in women's extreme sports, including four world tour surfing events, and the ROXY Chicken Jams, the first global women-only snowboard competitions. Worldwide surf and snow camps and amateur events encourage local girls everywhere.

Surf and snow are ROXY's core, but fashion is its heart. The ROXY product offering includes trendsetting sportswear, footwear, eyewear, bags, outerwear, snowboards, skis, beauty care, bedroom furnishings, fragrance, travel, accessories, and the "Teenie Wahine" toddler and infant lines. ROXY products are sold in over 90 countries worldwide.




R
O
Quiksilver, Inc.








kelia moniz


RO


R


BUY online AT ROXY.COM



torah bright



rock the look.

check out **ROXY.COM** to read up (and rock up) on fashion's current favorites. pick the trend that speaks to you, and we'll show you a ton of ways to wear it.


















roxy
fragrance




BUY online AT ROXY.COM




ROXY
ROXY
PARKCITY

sarah burke


sofia mulanovich


Y



DANNY**WAY**
B/S DISASTER. CLADAC PHOTO



Founded by Ken Block and Damon Way in 1993, DC quickly grew to a leader in performance skateboarding shoes and renowned action sports brand. Today DC stands as a global leader whose product line has expanded to include men's, women's and kids' skateboarding and lifestyle shoes, apparel, snowboard boots, outerwear and accessories.

As one of the cornerstones of its marketing strategy, DC has built a world-class team of professional skateboarding, snowboarding, surfing, BMX, motocross and rally athletes that exemplify and enhance DC's brand, develop its signature products, and support its promotional efforts. DC is a subsidiary of Quiksilver, Inc.


COLINMCKAY + DANNYWAY




DEVINECALLOWAY
FRONTSIDE FEEBLE

THE **WAY IT IS.**

"THE HISTORY OF DC SHOES IS, ESSENTIALLY, THE HISTORY OF THE MODERN SKATEBOARD SHOE."

While DC was still in the conceptual stage back in 1993, a mission was agreed upon: to make a significant change in skateboarding style and to elevate skateboard performance to the highest level.

DC continues to stay true to its original mission – pushing style and performance to a level one step ahead of the competition, from the drawing board, to the computer, to the factory, to the concrete and masonite of skateboarding's proving grounds.





















AARONBIITTNER
FRONTSIDE 180. NATE
Quiksilver, Inc. / 86






LAURIHEISKARI
FRONTSIDE RAILSLIDE


EDDIEWALL + KENBLOCK
SNOWPARK, NZ


SUBARU





Rossignol was founded in 1907 by Abel Rossignol in Voiron, France. From solid wood skis to today's Radical Mutix technology, the history of Rossignol's design is hallmarked by the innovations validated by our athletes. Throughout our 100 years, both Rossignol skis and athletes have become legendary.

In 1972, Rossignol became the leading manufacturer of skis in the world. Since then Rossignol has expanded in the winter sports market by adding ski boots, bindings, poles, Nordic equipment and snowboards to its offering. Now, as a subsidiary of Quiksilver, Rossignol enters a new realm. "Pure Mountain Company" exemplifies our movement from being winter specific into becoming a four season brand and lays the foundation for us to expand into mountain lifestyle apparel.

PURE MOUNTAIN COMPANY










Our



Our passion is for performance.
Technology and innovation are our obsession.


9
9


Julia Mancuso - 2006
Winter Games
Gold
Giant Slalom
ROSSIGNOL is



The m
inspire us.
ROSSIGNOL is
Enthusiastic

Sage Cattabrgia-Alosa - Professional freeride skier

Lynsey Dyer - Professional big mountain skier




Kye Peterson - Professional freeride skier







**The mountains introduce us to our finest moments,
our greatest memories and our best friends.**


SCRATCH


ROSSIGNOL is
GENEROUS




heritage lives in each of us.





hletes

are the core of Rossignol.



As a part of the Rossignol family, our athletes ride and push our products in the ultimate testing grounds.

Our apparel, footwear and related accessories are designed for young-minded people who live a casual lifestyle. Innovative design, active fabrics and quality of workmanship are emphasized. Our design and merchandising teams create seasonal product ranges for each of our brands.



13% Accessories
15% Footwear
Sale
14% Wintersports Equipment

s Mix


58% Apparel


mendizabal














oxy



Company Owned Stores
50 Boardriders Clubs
50 Outlet Stores
8 Roxy Stores
3 Other Stores

Licensed Stores
16 Boardriders Clubs
1 Roxy Store
2 Other Stores

Stores in Licensed
and Joint Venture Territories
10 Boardriders Clubs


an underground transport system


GEORGESON
ROXY







EXIT







ksilver.com
tresort.com

Europe Retail Distribution /



Company Owned Stores
81 Boardriders Clubs
59 Shop-in-Shops
29 Outlet Stores
10 Roxy Stores
22 Other Stores

Licensed Stores
148 Boardriders Clubs
11 Roxy Stores
2 Outlet Stores
2 Other Stores

Stores in Licensed
and Joint Venture Territories
17 Boardriders Clubs


QUIKSI
BOARDRI


LVER
DERS CLUB






WATCHES


ROXY
ROOM





Asia Pacific Retail Distribution /



Company Owned Stores
34 Boardriders Clubs
25 Outlet Stores
22 Shop-in-Shops
13 Roxy Stores

Licensed Stores
20 Boardriders Clubs
4 Roxy Stores
1 Outlet Store

Stores in Licensed
and Joint Venture Territories
13 Boardriders Clubs
16 Shop-in-Shops


ROXY




O'CONNOR
HASSAN
LEEPER


O'CONNOR
YES





A) Core market 36%
B) Specialty stores 40%
C) J.S. exports & distributors 14%
D) Department stores 10%


B
45%
Americas
C
A
D

Distribution Mix


B
44%
Europe
A
D
C


A
11%
Asia/Pacific
B
D

Environment & Quiksilver Foundation /

Quiksilver has always had a fundamental connection to the ocean. The company is rooted in surfing. As such, we have a deep appreciation for the ocean's beauty and power, but we also recognize its fragility. We respect and revere the environment in which we work and play, and feel strongly about its preservation for generations to come. As Quiksilver has grown and developed, our passion for the ocean has extended to encompass the entire outdoor environment, including the mountains. As a leading outdoor sports company, Quiksilver recognizes its responsibility to give back and to make a difference in the community and environment through the Quiksilver Foundation.

The mission of the Quiksilver Foundation is to benefit and enhance the quality of life for communities of boardriders across the world by supporting environmental, educational, health and youth-related projects.

During fiscal 2007, its third year of operations, the Foundation continued its support for many global initiatives, including Reef Check, the Sumba Foundation, the Quiksilver SurfAid Community Health Training Centre, the Keep A Breast initiative to fight breast cancer and the QuikSCience Partnership between Quiksilver, Inc. and the University of Southern California's Wrigley Institute for Environmental Studies.




ROXY
SAMSUNG
ROXY
ROXY
WIN!
KELLY
SLATER
quiksilver.com

The Quiksilver Foundation information tent had a strong presence at this year's Quiksilver/Roxy Pro in Australia.


QUIKSILVER
oundation
ROXY
om
quiksilver.com


GESS

Local Australian artists painted casts of the female torso to support Keep A Breast in its mission to raise awareness and funding for breast cancer research and treatment.


YAY



As a winner of the QuikSCience Challenge, a student is awed by a view of the marine life surrounding the USC Wrigley Institute for Environmental Studies on Catalina Island.





In an open house held at Quiksilver, Inc. Headquarters, CEO Bob McKnight addressed the students who participated in the QuikSCience Challenge.





The Quiksilver Foundation made a significant donation to the Sumba Foundation for the building and staffing of a medical clinic at Rua Beach, which will provide effective malaria treatment free of charge.




foundation
Quiksil
Community H
uat Pasigelaijat Kesehatan Masy
sat Pelatihan Kesehatan Masyara

With significant support from the Quiksilver Foundation, the "Quiksilver SurfAid Community Health Training Centre" is officially opened at Katiet in the Mentawai Islands of Indonesia.


SURFAID
er SurfAid
alth Training Centre
akat Quiksilver Surfaid
at Quiksilver Surfaid



Local kindergarten children performed a traditional Mentawai dance at the Opening Ceremonies for the "Quiksilver SurfAid Community Heath Training Centre."



Two Thousand Seven Photo Gallery










ROXY


ROXY








































































BRIG
COCKTAILS
PARK






ROXY




























quiksilver.com











Stock Price Performance /

The following graph compares from October 31, 2002 to October 31, 2007 the yearly percentage change in the Company's cumulative total stockholder return on its common stock with the cumulative total return of (i) the NYSE Market Index and (ii) a group of peer companies that in the judgment of the Company manufacture and sell product's similar to those of the Company. The yearly percentage change has been measured by dividing (i) the sum of (A) the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and (B) the difference between the price of the stock at the end and the beginning of the measurement period; by (ii) the stock price at the beginning of the measurement period. The historical stock performance shown on the graph is not intended to and may not be indicative of future stock performance.

Compare 5-year Cumulative Total Return Among Quiksilver, Inc., NYSE Market Index And Peer Group Index

Assumes $100 invested on Oct. 31, 2002
Assumes dividend reinvested
Fiscal year ending Oct. 31, 2007



350
300
250
200
150
100
50
0
02
03
04
05
06
07
QUIKSILVER
PEER GROUP INDEX
NYSE MARKET INDEX

	10/02	10/03	10/04	10/05	10/06	10/07
Quiksilver, Inc.	100.00	143.02	226.99	192.09	232.40	224.91
Peer Group Index	100.00	142.35	167.48	180.87	242.31	232.59
NYSE Market Index	100.00	121.73	135.78	152.03	179.50	216.75

Note: Past or present performance is not necessarily indicative of future performance.

The following public companies are those which were used in the above graph for the peer group

Coach, Inc.	Kenneth Cole Productions
Columbia Sportswear Co.	Liz Claiborne, Inc.
Guess? Inc.	Oxford Industries, Inc.
Hampshire Group Ltd.	Phillips-Van Heusen
Jones Apparel Group, Inc.	Polo Ralph Lauren Corp.
Kellwood Co.	VF Corporation

Corporate Information /

Board of Directors

Robert B. McKnight Jr.
Chairman of the Board and CEO, Quiksilver, Inc.
Douglas K. Ammerman
Former Partner, KPMG
William M. Barnum Jr.
Managing Member, Brentwood Associates
Charles E. Crowe
Investor
Charles S. Exon
Executive Vice President, Business and Legal Affairs,
Secretary and General Counsel, Quiksilver, Inc.
Michael H. Gray
Former President, Sweet Life Enterprises, Inc.
Timothy M. Harmon
Former President, Pacific Sunwear of California, Inc.
Bernard Mariette
President, Quiksilver, Inc.
Heidi Ueberroth
President, Global Marketing Partnerships and International
Business Operations, National Basketball Association

Executive Officers

Robert B. McKnight, Jr.
Chairman of the Board and CEO
Bernard Mariette
President
Charles S. Exon
Executive Vice President, Business and Legal Affairs, Secretary
and General Counsel
David H. Morgan
Executive Vice President, Chief Operating Officer
Joe Scirocco
Executive Vice President, Chief Financial Officer

Design / Stoyan / Costa Mesa, CA


END